May 2017

Pricing Sheet dated May 25, 2017 relating to

Preliminary Terms No. 1,565 dated May 24, 2017

Registration Statement Nos. 333-200365; 333-200365-12

Filed pursuant to Rule 433

Morgan Stanley Finance LLC

Structured Investments

Opportunities in International Equities

Contingent Income Auto-Callable Securities due May 31, 2022

Based on the Performance of the EURO STOXX® Banks Index

Fully and Unconditionally Guaranteed by Morgan Stanley

Principal at Risk Securities

PRICING TERMS – MAY 25, 2017
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Underlying index:	EURO STOXX® Banks Index
Aggregate principal amount:	$3,075,000
Stated principal amount:	$1,000 per security
Issue price:	$1,000 per security
Pricing date:	May 25, 2017
Original issue date:	May 31, 2017 (3 business days after the pricing date)
Maturity date:	May 31, 2022
Early redemption:	If, on any redemption determination date, beginning on August 25, 2017, the index closing value of the underlying index is greater than or equal to the initial index value, the securities will be automatically redeemed for an early redemption payment on the related early redemption date. No further payments will be made on the securities once they have been redeemed.
Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount plus (ii) the contingent quarterly coupon with respect to the related observation date.
Redemption determination dates:	Quarterly, as set forth under “Observation Dates, Redemption Determination Dates, Coupon Payment Dates and Early Redemption Dates” below, subject to postponement for non-trading days and certain market disruption events.
Early redemption dates:	Starting on August 31, 2017 (approximately three months after the original issue date), quarterly. See “Observation Dates, Redemption Determination Dates, Coupon Payment Dates and Early Redemption Dates” below. If any such day is not a business day, that early redemption payment will be made on the next succeeding business day and no adjustment will be made to any early redemption payment made on that succeeding business day.
Contingent quarterly coupon:

•  If, on any observation date, the index closing value or the final index value, as applicable, is greater than or equal to the downside threshold level, we will pay a contingent quarterly coupon at an annual rate of 13.15% (corresponding to approximately $32.875 per quarter per security) on the related coupon payment date.

•  If, on any observation date, the index closing value or the final index value, as applicable, is less than the downside threshold level, no contingent quarterly coupon will be paid with respect to that observation date.

Downside threshold level:	114.810, which is equal to approximately 85% of the initial index value
Payment at maturity:	• If the final index value is greater than or equal to the downside threshold level:	(i) the stated principal amount plus (ii) the contingent quarterly coupon with respect to the final observation date
	• If the final index value is less than the downside threshold level:	(i) the stated principal amount multiplied by (ii) the index performance factor
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.
Estimated value on the pricing date:	$971.80 per security. See “Investment Summary” in the accompanying preliminary terms.
Commissions and issue price:	Price to public	Agent’s commissions	Proceeds to us(3)
Per security	$1,000	$25(1)
		$5(2)	$970
Total	$3,075,000	$92,250	$2,982,750
(1)	Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $25 for each security they sell. For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

(2)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $5 for each security.

(3)	See “Use of proceeds and hedging” in the accompanying preliminary terms.

The securities are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms desciring the offering and related product supplement and prospectus, each of which can be accessed via the hyperlinks below.

As used in this document, “we,” “us” and “our” refer to Morgan Stanley or MSFL, or Morgan Stanley and MSFL collectively, as the context requires.

Preliminary Terms 1,565 dated May 24, 2017

Product Supplement for Auto-Callable Securities dated February 29, 2016         Prospectus dated February 16, 2016

MSFL and Morgan Stanley have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents MSFL and Morgan Stanley have filed with the SEC for more complete information about MSFL, Morgan Stanley and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Terms continued from previous page:
Initial index value:	135.07, which is the index closing value of the underlying index on the pricing date
Coupon payment dates:	Quarterly, as set forth under “Observation Dates, Redemption Determination Dates, Coupon Payment Dates and Early Redemption Dates” below. If any such day is not a business day, that coupon payment will be made on the next succeeding business day and no adjustment will be made to any coupon payment made on that succeeding business day; provided further that the contingent quarterly coupon, if any, with respect to the final observation date shall be paid on the maturity date.
Observation dates:	Quarterly, as set forth under “Observation Dates, Redemption Determination Dates, Coupon Payment Dates and Early Redemption Dates” below, subject to postponement for non-trading days and certain market disruption events. We also refer to May 25, 2022, which is the third scheduled business day preceding the scheduled maturity date, as the final observation date.
Final index value:	The index closing value of the underlying index on the final observation date
Index performance factor:	The final index value divided by the initial index value
CUSIP:	61768CKA4
ISIN:	US61768CKA44
Listing:	The securities will not be listed on any securities exchange.

Observation Dates, Redemption Determination Dates, Coupon Payment Dates and Early Redemption Dates

Observation Dates / Redemption Determination Dates	Coupon Payment Dates / Early Redemption Dates
8/25/2017	8/31/2017
11/27/2017	11/30/2017
2/26/2018	3/1/2018
5/25/2018	5/31/2018
8/28/2018	8/31/2018
11/26/2018	11/29/2018
2/25/2019	2/28/2019
5/28/2019	5/31/2019
8/27/2019	8/30/2019
11/25/2019	11/29/2019
2/25/2020	2/28/2020
5/26/2020	5/29/2020
8/25/2020	8/28/2020
11/25/2020	12/1/2020
2/25/2021	3/2/2021
5/25/2021	5/28/2021
8/25/2021	8/31/2021
11/25/2021	11/30/2021
2/25/2022	3/2/2022
5/25/2022 (final observation date)	5/31/2022 (maturity date)